As filed with the Securities and Exchange Commission on August 3, 2005
Registration No. 333-126029

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
FULTON FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

PENNSYLVANIA	6720	23-2195389
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)
One Penn Square
Lancaster, Pennsylvania 17602
(717) 291-2411
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

PLEASE ADDRESS A COPY OF ALL COMMUNICATIONS TO:

Rufus A. Fulton, Jr.	Paul G. Mattaini
Chairman and Chief Executive Officer	Kimberly J. Decker
One Penn Square	Barley Snyder LLC
Lancaster, Pennsylvania 17602	126 East King Street
Lancaster, Pennsylvania 17602
(717) 299-5201
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
     Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering	Aggregate	Registration
Securities to be Registered	to be Registered	Price per Unit	Offering Price	Fee

5.35% Subordinated Notes due April 1, 2015 (Series B)	100,000,000	100%	100,000,000	11,770(1)

(1)	Previously paid.
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
OFFER TO EXCHANGE UP TO $100,000,000 AGGREGATE PRINCIPAL AMOUNT OF OUR 5.35% SUBORDINATED NOTES DUE APRIL 1, 2015 (SERIES B), WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, FOR ANY AND ALL OF THE $100,000,000 AGGREGATE PRINCIPAL AMOUNT OF OUR OUTSTANDING UNREGISTERED 5.35% SUBORDINATED NOTES DUE APRIL 1, 2015 (SERIES A)
THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
EASTERN TIME ON SEPTEMBER 2, 2005, UNLESS EXTENDED.

•	We are offering to exchange $100,000,000 aggregate principal amount of our 5.35% Subordinated Notes due April 1, 2015 (Series B), which are referred to in this prospectus as the new notes, for all $100,000,000 aggregate principal amount of our unregistered 5.35% Subordinated Notes due April 1, 2015 (Series A), which are referred to in this prospectus as the old notes. We refer to the new notes and the old notes collectively as “the notes”.

•	The terms of the new notes will be substantially identical to the old notes that we issued on March 28, 2005, except that the new notes will be registered under the Securities Act of 1933 (the “Securities Act”) and will not be subject to the registration rights, liquidated damages provisions and transfer restrictions applicable to the old notes.

•	Interest on the new notes will accrue from March 28, 2005 at a rate of 5.35% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning October 1, 2005.

•	Subject to the terms of the exchange offer, all old notes that are validly tendered and not withdrawn prior to expiration of the exchange offer will be exchanged for an equal principal amount of new notes.

•	Tenders of old notes may be withdrawn at any time prior to the expiration of the exchange offer.

•	The exchange of old notes for new notes in the exchange offer should not be a taxable event for U.S. holders for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	No public market exists for the old notes or the new notes, and we do not intend to apply for their listing on any national securities exchange or to arrange for them to be quoted on any automated dealer quotation system.
      Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. They have not made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
      THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT US THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO YOU UPON WRITTEN OR ORAL REQUEST. IF YOU WOULD LIKE A COPY OF ANY OF THIS INFORMATION, PLEASE SUBMIT YOUR REQUEST TO FULTON FINANCIAL CORPORATION, ONE PENN SQUARE, LANCASTER, PENNSYLVANIA 17602, ATTENTION: MARK A. CROWE, ASSISTANT SECRETARY (TELEPHONE: 717-291-2411).
      IN ORDER TO OBTAIN TIMELY DELIVERY OF ANY INFORMATION THAT YOU REQUEST, YOU MUST SUBMIT YOUR REQUEST NO LATER THAN AUGUST 26, 2005, WHICH IS FIVE BUSINESS DAYS BEFORE THE DATE THE EXCHANGE OFFER EXPIRES.
The date of this prospectus is August 5, 2005

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement on Form S-4 that we have filed with the SEC pursuant to the Securities Act. We are submitting this prospectus to holders of old notes so they can consider exchanging their old notes for new notes. We may add, update or change information contained in this prospectus through one or more supplements to this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. The rules of the SEC allow us to incorporate by reference information into this prospectus. This information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. See “Incorporation by Reference.” You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”
      No person has been authorized to give any information or to make any representations, other than those contained or incorporated by reference in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Fulton Financial Corporation or any underwriter, agent, dealer or remarketing firm. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of Fulton Financial Corporation since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information. We are not making the exchange offer to, and we will not accept surrenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of the exchange offer would violate the securities or other laws of that jurisdiction.
      Unless otherwise indicated, or the context otherwise requires, references in this prospectus to “Fulton”, “we,” “us” and “our” or similar terms are to Fulton Financial Corporation.
FORWARD-LOOKING STATEMENTS
      Certain of the statements contained in this prospectus or incorporated by reference are forward-looking statements. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and include estimates and assumptions related to economic, competitive and legislative developments. These forward-looking statements are subject to change and uncertainty which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with management’s expectations or that the effect of future developments on us will be those anticipated by management. Actual results could differ materially from those expected by us, depending on the outcome of various factors. These factors include:

•	the effects of changing economic conditions in Fulton’s and its subsidiaries’ market areas and nationally;

•	credit risks of commercial, real estate, consumer and other lending activities;

•	significant changes in interest rates;

•	changes in federal and state banking laws and regulations which could impact operations and its subsidiaries’;

•	funding costs;

•	other external developments which could materially affect the business and operations of Fulton;

•	other risks detailed from time to time in Fulton’s SEC filings, including Forms 10-Q and 10-K.

i

PROSPECTUS SUMMARY
      The following summary highlights selected information contained or incorporated by reference in this prospectus and does not contain all the information that may be important to you. For a more complete understanding of the exchange offer, our company, and the new notes, we encourage you to read this entire prospectus carefully, including the financial data and related notes and the documents incorporated by reference in this prospectus, before making a decision to participate in the exchange offer.
Fulton Financial Corporation
      We are a diversified financial services holding company headquartered in Lancaster, Pennsylvania. We primarily engage in commercial and consumer banking business through our thirteen subsidiary banks located in Pennsylvania, New Jersey, Maryland, Delaware and Virginia. We provide trust and investment services to customers of our subsidiary banks through our subsidiary, Fulton Financial Advisors, N.A., a limited purpose national banking association. As of March 31, 2005, we had consolidated assets of $11.4 billion, consolidated deposits of $8.0 billion and consolidated shareholders’ equity of $1.2 billion. We are the second largest commercial banking organization headquartered in the Third Federal Reserve District.
      As a financial holding company, we are subject to regulation by the Federal Reserve Board and our fourteen (14) subsidiary banks are depository institutions whose deposits are insured by the Federal Deposit Insurance Corporation. We and our subsidiaries are subject to various regulations and examinations by regulatory authorities. We are required to file reports with the Federal Reserve Board and are subject to regular examinations by that agency. In addition, we are required to file reports with the SEC and are subject to their regulation. Our common shares are traded on the Nasdaq National Market System under the trading symbol “FULT.”
      Our executive offices are located at One Penn Square, Lancaster, Pennsylvania 17602, and the telephone number at these offices is (717) 291-2411.
Acquisition of SVB Financial Services
      On January 11, 2005, we entered into an Agreement and Plan of Merger with SVB Financial Services, Inc. SVB is an approximately $477 million bank holding company whose primary subsidiary, Somerset Valley Bank, operates eleven community-banking offices in Somerset, Hunterdon and Middlesex Counties in New Jersey. Upon the closing of the transactions contemplated by the merger agreement, we will acquire SVB, and Somerset Valley Bank will become our fourteenth wholly-owned bank subsidiary. We intend to use a portion of the net proceeds from the issuance of the old notes to pay SVB’s shareholders who elect to receive cash for their merger consideration. The acquisition of SVB was consummated on July 1, 2005.
Acquisition of Columbia Bancorp
      On July 26, 2005, we entered into an Agreement and Plan of Merger with Columbia Bancorp. Columbia is a bank holding company with total assets of approximately $1.3 billion, whose primary subsidiary, The Columbia Bank, operates twenty-four banking offices in the Baltimore/ Washington Corridor. Upon closing of the transactions contemplated by the merger agreement, we will acquire Columbia, and The Columbia Bank will become our fifteenth wholly-owned subsidiary. We expect that the acquisition of Columbia will be consummated in the first quarter of 2006.
The Exchange Offer
      The summary below describes the principal terms of the exchange offer. Certain of the terms and conditions described below are subject to important limitations and exceptions. “The Exchange Offer” section of this prospectus contains a more detailed description of the terms and conditions of the exchange offer.

The Private Offering	On March 28, 2005, we issued $100 million in aggregate principal amount of old notes in a private offering. In connection with that offering, we entered into a registration rights agreement in which we agreed, among other things, to complete an exchange offer for the old notes.

The Exchange Offer	We are offering to exchange the new notes for a like principal amount of old notes. Old notes may be tendered, and new notes will be issued, only in integral denominations of $100,000 and integral multiples of $1,000 in excess thereof.

The terms of the new notes will be identical in all material respects to the terms of the old notes except that the new notes will be registered under the Securities Act and will not be subject to the registration rights, liquidated damages provisions and transfer restrictions applicable to the old notes.

Subject to the satisfaction or waiver of specified conditions, we will exchange new notes for all the old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer. We will cause the exchange to be effected promptly after the expiration of the exchange offer. See “The Exchange Offer — Terms of the Exchange Offer.”

Expiration Date	The exchange offer will expire at 5:00 p.m., Eastern Time on September 2, 2005, unless we, in our sole discretion, extend it, in which case the expiration date shall be the latest date to which the exchange offer is extended. We do not currently intend to extend the expiration date.

Procedures For Tendering	If you wish to accept the exchange offer and your old notes are held by a custodial entity such as a bank, broker, dealer, trust company or other nominee, you must instruct the custodial entity to tender your old notes on your behalf pursuant to the procedures of the custodial entity. If your old notes are registered in your name, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You then must mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the old notes and any other required documents, so that it is received by the exchange agent prior to 5:00 p.m. Eastern time, on the expiration date at the address set forth on the cover page of the letter of transmittal.

Custodial entities that are participants in The Depository Trust Company, which we refer to as the “Depositary” or “DTC,” may tender old notes through DTC’s Automated Tender Offer Program which enables a custodial entity, and the beneficial owner on whose behalf the custodial entity is acting, to electronically agree to be bound by the letter of transmittal. A confirmation of such book-entry transfer of such old notes into the exchange agent’s account at DTC must be received by the exchange agent prior to 5:00 p.m. Eastern time, on the expiration date. A letter of transmittal need not accompany tenders effected through the Automated Tender Offer Program, which we refer to as the ATOP.

By tendering your old notes in either of these manners, you will make and agree to the representations that appear under “Procedures for Tendering.”

Guaranteed Delivery Procedures	If you wish to tender your old notes, but cannot properly do so prior to the expiration date, you may tender your old notes according to the guaranteed delivery procedures set forth in “Procedures for Tendering — Guaranteed Delivery Procedures.”

Resale of New Notes	Under existing interpretations of the Securities Act by the staff of the SEC contained in several no-action letters to third parties, we believe that the new notes will generally be freely transferable by holders thereof after the exchange offer without further registration under the Securities Act (subject to certain representations required to be made by each holder, as set forth under “Procedures for Tendering”). However, any holder who (1) is one of our “affiliates,” (2) intends to participate in the exchange offer for the purpose of distributing the new notes or (3) is a broker-dealer receiving new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, (x) will not be able to rely on the interpretation of the staff of the SEC and (y) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless such sale or transfer is made pursuant to an exemption from such requirements.

We do not intend to seek our own interpretation regarding the exchange offer and there can be no assurance that the staff of the SEC would make a similar determination with respect to the new notes as it has in other interpretations to other parties, although we have no reason to believe otherwise.

Consequences of Failure to Exchange	Old notes that are not tendered in the exchange offer, are tendered but not accepted or are tendered but subsequently validly withdrawn will continue to bear a legend restricting their transfer. You will not be able to offer or sell the old notes unless:

• each offer or sale is made pursuant to an exemption from the requirements of the Securities Act; or

• the old notes are registered under the Securities Act.

After the exchange offer is closed, we will no longer have an obligation to register the old notes except in some limited circumstances. Therefore, upon completion of the exchange offer, there may be no market for the old notes and you may have difficulty selling them. In addition, holders of the old notes will not be entitled to liquidated damages for failure to register them under the Securities Act.

Withdrawal of Tenders	You may withdraw the surrender of your old notes at any time prior to the expiration date.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may assert or waive. See “The Exchange Offer — Conditions to the Exchange Offer.”

Appraisal Rights	You will not be entitled to any appraisal or dissenters’ rights in connection with the exchange offer.

U.S. Federal Income Tax Considerations	The exchange of old notes for new notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

Exchange Agent	Wilmington Trust Company is serving as the exchange agent in connection with the exchange offer. Wilmington Trust Company also serves as trustee under the indenture relating to the notes. The address and telephone number of the exchange agent are set forth under the caption “Procedures for Tendering — Exchange Agent.”
The New Notes
      The summary below describes the principal terms of the new notes. The terms of the new notes are identical in all material respects to the terms of the old notes, except that the registration rights, liquidated damages provisions and transfer restrictions applicable to the old notes are not applicable to the new notes. The new notes will evidence the same debt as the old notes. The new notes and the old notes will be governed by the same indenture. The “Description of the New Notes” section of this prospectus contains a more detailed description of the terms and conditions of the new notes.

Securities Offered	$100,000,000 aggregate principal amount of 5.35% Subordinated Notes due April 1, 2015 (Series B).

Denominations	$100,000 and integral multiples of $1,000 in excess thereof.

Interest Payments	Interest on the notes will be payable semi-annually in arrears on April 1 and October 1 of each year, commencing on October 1, 2005.

Ranking	The notes will be our unsecured obligations and will:

• rank junior to all of our existing and future senior indebtedness;

• rank equal in right of payment to all of our future unsecured and subordinated indebtedness;

• be effectively subordinated to all of the existing and future liabilities and obligations of our subsidiaries, including the deposit liabilities and claims of other creditors of our subsidiary banks; and

• rank senior to our obligations relating to the junior subordinated debt securities we issue in connection with trust preferred securities of our special purpose entity subsidiaries.

At March 31, 2005, we had $9.9 billion in senior indebtedness outstanding on a consolidated basis, including deposits of $8.0 billion and other obligations of our subsidiaries. We will assume

$438 million of additional liabilities that will be senior to the notes as a result of our merger with SVB.

Maturity	The notes will mature on April 1, 2015 and will not be redeemable or subject to a sinking fund for the retirement of principal of the notes prior to maturity.

Absence of Public Market	The notes will be a new issue of securities for which currently there is no market. Although the initial purchasers have advised us that they intend to make a market in the notes in a manner permitted under applicable securities laws, the initial purchasers are not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development, maintenance or liquidity of any trading market for the notes. We do not intend to seek a listing of the notes on any national securities exchange or on the Nasdaq National Market.

Use of Proceeds	We will not receive any proceeds from the exchange offer. See “Use of Proceeds”.

ERISA Considerations	For a discussion of certain prohibited transactions and fiduciary duty issues pertaining to purchases by or on behalf of an employee benefit plan, please see “ERISA Considerations.”

Risk Factors	For a discussion of considerations relevant to an investment in the notes that should be considered carefully by you, please read “Risk Factors” beginning on page 11.

Selected Financial Information
      Set forth below is a summary of our consolidated financial data for each of the years during the five year period ended December 31, 2004, which have been derived in part from our audited consolidated financial statements and related notes, and the three month periods ended March 31, 2005 and March 31, 2004 (unaudited). The following data should be read in conjunction with our consolidated financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included or incorporated by reference in this offering memorandum.

	Three Months Ended
	March 31,		Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)
	(Dollars in thousands, except for per share data)
SUMMARY OF INCOME
Interest income	$140,810	$113,936	$493,643	$435,531	$469,288	$518,680	$519,661
Interest expense	42,562	30,969	135,994	131,094	158,219	227,962	243,874
Net interest income	98,248	82,967	357,649	304,437	311,069	290,718	275,787
Provision for loan loss	800	1,740	4,717	9,705	11,900	14,585	15,024
Other income	35,853	32,038	138,864	134,370	114,012	102,057	76,717
Other expenses	73,731	62,272	273,615	231,559	223,765	218,234	186,209
Income before income taxes	59,570	50,993	218,181	197,543	189,416	159,956	151,271
Income taxes	18,039	15,147	65,264	59,363	56,468	46,367	44,437
Net income	41,531	35,846	152,917	138,180	132,948	113,589	106,834
PER SHARE DATA(1)
Net income (basic)	$0.26	$0.25	$1.02	$0.98	$0.94	$0.80	$0.76
Net income (diluted)	0.26	0.25	1.01	0.98	0.93	0.79	0.76
Cash dividends	0.132	0.122	0.518	0.474	0.425	0.385	0.344
RATIOS
Return on average assets	1.50%	1.49%	1.48%	1.57%	1.68%	1.51%	1.52%
Return on average equity	13.48	15.18	14.31	15.45	15.86	14.58	15.85
Return on average equity (tangible)(2)	19.56	17.94	18.64	17.42	17.38	15.81	16.29
Net interest margin	3.95	3.79	3.83	3.82	4.35	4.27	4.31
Efficiency ratio	54.5	55.0	55.1	52.8	52.6	55.6	52.8
Average equity to average assets	11.1	9.8	10.3	10.2	10.6	10.4	9.6
Dividend payout ratio	50.0	47.5	50.5	48.2	45.4	48.1	45.3
Total risk-based capital ratio	13.1	13.0	11.7	12.7	13.8	13.5	14.0
Tier 1 risk-based capital ratio	10.8	11.8	10.6	11.5	12.6	12.3	13.0
Tier 1 leverage ratio	8.4	8.7	8.7	8.8	9.4	9.6	9.8
PERIOD-END BALANCES
Total assets	$11,418,278	$9,620,191	$11,158,351	$9,767,288	$8,387,778	$7,770,711	$7,364,804
Loans, net of unearned income	7,747,301	6,217,077	7,584,547	6,159,994	5,317,068	5,373,020	5,374,659
Deposits	7,981,147	6,784,175	7,895,524	6,751,783	6,245,528	5,986,804	5,502,703
Federal Home Loan Bank advances and long-term debt	773,129	571,964	684,236	568,730	535,555	456,802	559,503
Shareholders’ equity	1,235,519	968,449	1,242,290	946,936	863,742	811,454	731,171

	Three Months Ended
	March 31,		Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)
	(Dollars in thousands, except for per share data)
AVERAGE BALANCES
Total assets	$11,210,219	$9,676,495	$10,343,328	$8,802,138	$7,900,500	$7,520,071	$7,019,523
Loans, net of unearned income	7,675,034	6,187,988	6,901,452	5,589,663	5,381,950	5,341,497	5,131,651
Deposits	7,912,299	6,718,058	7,285,134	6,505,371	6,052,667	5,771,089	5,245,019
Federal Home Loan Bank advances and long-term debt	681,450	570,075	637,654	566,437	476,415	500,162	476,590
Shareholders’ equity	1,249,868	949,725	1,068,464	894,469	838,213	779,014	673,971

(1)	Adjusted for stock dividends and stock splits.

(2)	Net income divided by average shareholders’ equity, net of goodwill and intangible assets.
Ratio Of Earnings To Fixed Charges
      The following table sets forth our ratios of earnings to fixed charges for the periods shown. For purposes of this ratio, fixed charges include all interest expense and the proportion deemed representative of the interest factor of rent expense for capitalized leases. These ratios are presented both including and excluding interest on deposits.

	Period Ended
	March 31,		Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

Ratio of earnings to fixed charges:
Including interest on deposits	2.4	2.7	2.6	2.5	2.2	1.7	1.6
Excluding interest on deposits	5.0	5.8	5.7	6.4	6.8	4.9	3.7

RISK FACTORS
      Prior to making an investment decision, you should consider carefully the following risk factors in addition to the other information contained in this offering memorandum.
Risks Related to the Exchange Offer

If you fail to exchange your old notes for new notes, you will no longer have any registration rights with respect to your old notes.
      Upon the completion of the exchange offer, if you were not prohibited from participating in the exchange offer and you did not tender your old notes, you will no longer have any registration rights with respect to the old notes you still hold. In addition, you will not have any rights to liquidated damages for any failure to register the old notes you still hold. These old notes are privately placed securities and will remain subject to the restrictions on transfer contained in the legend on the old notes. In general, you cannot sell or offer to sell the old notes without complying with these restrictions, unless the old notes are registered under the Securities Act and applicable state securities laws. We do not intend to register the old notes under the Securities Act.
Risks Related to Your Investment in the New Notes

If we are in default on our obligations to pay our senior indebtedness, we will not be able to make payments on the new notes.
      Our obligations under the new notes will be unsecured and will rank junior to the following, unless, by their terms, the obligation ranks equal with or junior to, the notes:

•	any of our obligations for money borrowed;

•	any of our obligations evidenced by bonds, debentures, notes or other written instruments;

•	any of our reimbursement obligations under letters of credit, bankers’ acceptances or similar facilities;

•	any of our obligations issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business);

•	any of our capital lease obligations;

•	any of our obligations under any derivative products, including interest rate, foreign exchange rate and commodity forward contracts, options and swaps; and

•	any obligation of the type listed above of another person and any dividends of another person that are guaranteed by us or for which we are responsible or liable for directly or indirectly, as obligor or otherwise.
      If we default on payments under any of these obligations that are senior to the new notes, or if any of these senior obligations are accelerated or any judicial proceeding with respect to a default is pending, we will not be able to make payments on the new notes, unless we cure the default. If we liquidate, go bankrupt or dissolve, we would be able to pay under the new notes only after we have paid in full all of our liabilities that are senior to the new notes. At March 31, 2005, we had outstanding $0.1 million in debt and other obligations that ranked senior to the notes, excluding obligations of our subsidiaries. We will not assume any additional indebtedness at the holding company level that will rank senior to the new notes in connection with our planned merger with SVB. The indenture does not limit the amount of senior indebtedness that we may incur. For more information on the subordination of payments under the new notes, see “Description of the New Notes — Subordination.”

We are a holding company, and banking laws and regulations could limit our access to funds from our subsidiary banks with the result that we may not have access to sufficient cash to make payments on the new notes.
      As a holding company, our principal source of funds to service our debt, including the new notes, is dividends from our subsidiaries. For 2004, our holding company only interest expense on our debt obligations was $0.2 million, and our holding company’s only operating expenses were $54.5 million. For the first quarter of 2005, our holding company only interest expense on our debt obligations was $0.2 million, and our holding company’s only operating expenses were $12.9 million.
      Federal and state banking regulations limit dividends from our bank subsidiaries to us. Dividend limitations vary, depending on the subsidiary bank’s charter and whether or not it is a member of the Federal Reserve System. Generally, banks are prohibited from paying dividends when doing so would cause them to fall below the regulatory minimum capital levels. Additionally, limits exist on banks paying dividends in excess of net income for specified periods. Under such limitations, the total amount available for payment of dividends by our subsidiary banks was approximately $211 million at March 31, 2005. During 2004, our bank subsidiaries paid dividends of $62.1 million to us, and in the first quarter of 2005, our bank subsidiaries paid dividends of $32.0 million to us. In addition, federal bank regulatory agencies have the authority to prohibit our subsidiary banks from engaging in unsafe or unsound practices in conducting their business. The payment of dividends or other transfers of funds to us, depending on the financial condition of the bank, could be deemed an unsafe or unsound practice.
      Dividend payments from any of our subsidiary banks would also be prohibited under the “prompt corrective action” regulations of federal bank regulators if such subsidiary bank is, or after payment of such dividends would be, undercapitalized under such regulations. In addition, our subsidiary banks are subject to restrictions under federal law that limit their ability to transfer funds or other items of value to us and our nonbanking subsidiaries, including affiliates, whether in the form of loans and other extensions of credit, investments and asset purchases, or as other transactions involving the transfer of value. Unless an exemption applies, these transactions by our subsidiary banks with us are limited to 10% of each subsidiary bank’s capital and surplus and, with respect to all such transactions with affiliates in the aggregate, to 20% of each subsidiary bank’s capital and surplus. As of March 31, 2005, a maximum of approximately $288 million was available to us from our bank subsidiaries pursuant to the limitations. Moreover, loans and extensions of credit by our bank subsidiaries to their affiliates, including us, generally are required to be secured in specified amounts. A bank’s transactions with its non-bank affiliates also are required generally to be on arm’s-length terms.
      Accordingly, we can provide no assurance that we will receive dividends or other distributions from our bank subsidiaries and our other subsidiaries in an amount sufficient to pay interest on or principal of the new notes.

The new notes will be structurally subordinated to all indebtedness of our subsidiaries and creditors of our subsidiaries will have priority as to our subsidiaries’ assets.
      The new notes are not guaranteed by any of our subsidiaries and, as a result, our right and the rights of our creditors, including holders of the new notes, to participate in any distribution of assets of any of our subsidiaries upon its liquidation, reorganization or otherwise would be subject to the prior claims of creditors of that subsidiary. In the event of any such distribution of assets of our bank subsidiaries, the claims of depositors and other general or subordinated creditors of such subsidiary would be entitled to priority over the claims of ours or holders of the new notes. As of March 31, 2005, our subsidiaries had outstanding $9.9 billion in financial obligations that would effectively rank senior to the new notes in case of liquidation or reorganization, such as deposit liabilities, and Somerset Valley Bank (SVB’s banking subsidiary) had an additional $438 million in such financial obligations outstanding.

The new notes will be subject to limited rights of acceleration.
      Payment of principal of the new notes may be accelerated only in the case of an event of default under the indenture, which is limited to certain liquidation, insolvency or receivership events with respect to us. Thus, you will have no right to accelerate the payment of principal of the new notes if we fail to pay interest on the new notes or if we fail in the performance of any of our other obligations under the new notes.

The limited covenants relating to the new notes do not protect you.
      The covenants in the indenture governing the new notes are limited. In addition, the new notes and the indenture do not limit our or our subsidiaries’ ability to issue additional subordinated notes or to incur additional debt, including senior indebtedness. As a result, the terms of the indenture do not protect you in the event of an adverse change in our financial condition or results of operations, and you should not consider the terms of the indenture to be a significant factor in evaluating whether we will be able to comply with our obligations under the new notes.

There may be no active market for the new notes.
      The new notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the new notes on any national securities exchange or for quotation of the new notes on any automated dealer quotation system. The initial purchasers have advised us that they presently intend to make a market in the new notes. However, they are under no obligation to do so and may discontinue any market making activities at any time without any notice. A liquid or active trading market for the new notes may not develop. If an active trading market for the new notes does not develop, the market price and liquidity of the new notes may be adversely affected. If the new notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors.
      In addition, the new notes may be transferred only in minimum denominations of $100,000 and multiples of $1,000 in excess thereof.
Risk Factors Relating to Our Business

Changes in interest rates may have an adverse effect on our profitability.
      Net interest income is the most significant component of our net income, accounting for approximately 72% of our total revenues in 2004, and approximately 73.3% of our total first quarter 2005 revenue. The narrowing of interest rate spreads, the difference between interest rates earned on loans and investments and interest rates paid on deposits and borrowings, would adversely affect our earnings and financial condition. Among other things, regional and local economic conditions as well as fiscal and monetary policies of the federal government, including those of the Federal Reserve Board, may affect prevailing interest rates. We cannot predict or control changes in interest rates.
      During 2003 and the first half of 2004, short term interest rates were low and our net interest income and net interest margin were negatively affected because reducing the rates paid on deposits became exceedingly difficult. During the second half of 2004, the Federal Reserve Board increased short-term interest rates. When short-term interest rates rise, we generally expect improvements in net interest income. However, a flat or declining interest rate environment would adversely impact our net interest income. In addition, increasing short term rates tend to have a detrimental impact on mortgage loan origination volumes and related mortgage-banking income.

Changes in economic conditions and the composition of our loan portfolios could lead to higher loan charge-offs or an increase in our allowance for loan losses and may reduce our income.
      Changes in national and regional economic conditions could impact the loan portfolios of our subsidiary banks. For example, an increase in unemployment, a decrease in real estate values or increases in interest rates, as well as other factors, could weaken the economies of the communities we serve. Weakness in our market area could depress our earnings and consequently our financial condition because:

•	customers may not want or need our products or services;

•	borrowers may not be able to repay their loans;

•	the value of the collateral securing our loans to borrowers may decline, particularly because 76.8% of our loan portfolio is secured by real estate; and

•	the quality of our loan portfolio may decline.
      Any of the latter three scenarios could require us to “charge-off” a higher percentage of our loans and/or increase our provision for loan and lease losses, which would reduce our income.
      In addition, the amount of our provision for loan losses and the percentage of loans we are required to “charge-off” may be impacted by the overall risk composition of our loan portfolio. Recently, our commercial loans (including agricultural loans) and commercial mortgages have increased, comprising a greater percentage of our overall loan portfolio. These loans are inherently more risky than certain other types of loans, such as residential mortgage loans. While we believe that our allowance for loan losses as of March 31, 2005 is sufficient to cover losses inherent in the loan portfolio on that date, we cannot assure you that we will not be required to increase our loan-loss provision or “charge-off” a higher percentage of loans due to changes in the risk characteristics of our loan portfolio, thereby reducing our net income. To the extent any of our subsidiary banks rely more heavily on loans secured by real estate than the banking industry in general, a decrease in real estate values could cause higher loan losses on non-performing loans and require higher loan loss provisions.

Fluctuations in the value of our equity portfolio, or assets under management by our trust and investment management services, could have a material impact on our results of operations.
      At March 31, 2005, our equity investments consisted of $58.4 million of stocks of other financial institutions, $59.6 million of FHLB and other government agency stock and $41.6 million of mutual funds and other investments. Our equity portfolio consists primarily of common stock of publicly traded financial institutions. We realized net gains on the sale of equity securities of $2.5 million in the first quarter of 2005, and $14.8 million and $17.3 million in fiscal years 2004 and 2003, respectively. These gains were offset by write-downs of $137,000 in 2004 and $3.3 million in 2003 for the impairment in value of specific equity securities. The unrealized gains on our equity portfolio represent a potential source of revenue for us. The value of the securities in our equity portfolio may be affected by a number of factors, including factors that impact the performance of the U.S. securities markets in general and, due to the concentration in stocks of financial institutions in our equity portfolio, specific risks associated with that sector. If the value of one or more equity securities in the portfolio were to decline significantly, this revenue could be reduced or lost in its entirety.
      In addition to our equity portfolio, our investment management and trust services could be impacted by fluctuations in the securities markets. A portion of our trust revenue is based on the value of the underlying investment portfolios. If the value of those investment portfolios decreases, whether due to factors influencing U.S. securities markets in general, or otherwise, our revenue could be negatively impacted. In addition, our ability to sell our brokerage services is dependent, in part, upon consumers’ level of confidence in the outlook for rising securities prices.

If we are unable to acquire additional banks on favorable terms or if we fail to successfully integrate or improve the operations of acquired banks, we may be unable to execute our growth strategies.
      We have historically supplemented our internal growth with strategic acquisitions of banks, branches and other financial services companies. There can be no assurance that we will be able to effect future acquisitions on favorable terms or that we will be able to assimilate acquired institutions successfully. In addition, with acquisitions, we may not be able to achieve anticipated cost savings or operating results. Acquired institutions also may have unknown or contingent liabilities or deficiencies in internal controls that could result in material liabilities or negatively impact our ability to complete the internal control procedures required under federal securities laws, rules and regulations or by certain laws, rules and regulations applicable to the banking industry.

If the goodwill that we have recorded in connection with our acquisitions becomes impaired, it could have a negative impact on our profitability.
      Applicable accounting standards require that the purchase method of accounting be used for all business combinations. Under purchase accounting, if the purchase price of an acquired company exceeds the fair value of the company’s net assets, the excess is carried on the acquiror’s balance sheet as goodwill. At March 31, 2005, we had approximately $364 million of goodwill on our balance sheet. Companies must evaluate goodwill for impairment at least annually. Write-downs of the amount of any impairment, if necessary, are to be charged to the results of operations in the period in which the impairment is determined. Based on tests of goodwill impairment conducted to date, we have concluded that there has been no impairment, and no write-downs have been recorded. However, there can be no assurance that the future evaluations of goodwill will not result in findings of impairment and write-downs.

Fluctuations in the level of some of our defined benefit plan expense could adversely affect our earnings.
      Our defined benefit plan expense can be greatly impacted by the return realized on invested plan assets and thus is not entirely within our control. A downturn in the equity markets can result in an increase in expense. Such an increase occurred in 2003, when our defined benefit plan expense increased 66.9%, from $1,812,000 to $3,025,000. This expense increased in 2004, to $3,072,000.

The competition we face is increasing and may reduce our customer base and negatively impact our results of operations.
      There is significant competition among commercial banks in our market area. In addition, as a result of the deregulation of the financial industry, our subsidiary banks also compete with other providers of financial services such as savings and loan associations, credit unions, consumer finance companies, securities firms, insurance companies, commercial finance and leasing companies, the mutual funds industry, full service brokerage firms and discount brokerage firms, some of which are subject to less extensive regulations than we are with respect to the products and services they provide. Some of our competitors, including certain super-regional and national bank holding companies that have made acquisitions in our market area, have greater resources than we have, and as such, may have higher lending limits and may offer other services not offered by us. We also experience competition from a variety of institutions outside our market areas. Some of these institutions conduct business primarily over the Internet and may thus be able to realize certain cost savings and offer products and services at more favorable rates and with greater convenience to the customer.
      Competition may adversely affect the rates we pay on deposits and charge on loans thereby potentially adversely affecting our profitability. Our profitability depends upon our continued ability to successfully compete in our market area while achieving our investment objectives.

The supervision and regulation to which we are subject can be a competitive disadvantage.
      We are a registered financial holding company, and our subsidiary banks are depository institutions whose deposits are insured by the Federal Deposit Insurance Corporation (the “FDIC”). As a result, we are subject to various regulations and examinations by various bank regulatory authorities. In general, statutes establish the corporate governance and eligible business activities for us, certain acquisition and merger restrictions, limitations on inter-company transactions such as loans and dividends, capital adequacy requirements, requirements for anti-money laundering programs and other compliance matters, among other regulations. We are extensively regulated under federal and state banking laws and regulations that are intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole. Compliance with these statutes and regulations is important to our ability to engage in new activities and to consummate additional acquisitions.

      In addition, we are subject to changes in federal and state tax laws as well as changes in banking and credit regulations, accounting principles and governmental economic and monetary policies. We cannot predict whether any of these changes may adversely and materially affect us. Federal and state banking regulators also possess broad powers to take supervisory actions as they deem appropriate. These supervisory actions may result in higher capital requirements, higher insurance premiums and limitations on our activities that could have a material adverse effect on our business and profitability. While these statutes are generally designed to minimize potential loss to depositors and the FDIC insurance funds, they do not eliminate risk, and compliance with such statutes increases our expense, requires management’s attention and can be a disadvantage from a competitive standpoint with respect to our non-regulated competitors.
USE OF PROCEEDS
      The exchange offer is intended to satisfy our obligations under the registration rights agreement we executed when we issued the old notes. We will not receive any cash proceeds from the exchange offer. In exchange for the old notes that you validly tender pursuant to the exchange offer, you will receive new notes in like principal amount. The old notes that are surrendered in exchange for the new notes will be retired and canceled by us upon receipt and cannot be reissued. Accordingly, the issuance of the new notes under the exchange offer will not result in any change in our outstanding debt.

CAPITALIZATION
      The following table sets forth our capitalization, as of March 31, 2005 (unaudited) and December 31, 2004, on a consolidated basis. The following data is qualified in its entirety by our financial statements and other information contained elsewhere in this prospectus or incorporated by reference.

	March 31,	December 31,
	2005	2004

	(Unaudited)
	(Dollars in thousands)
Long-term borrowings:
Federal Home Loan Bank Advances	$518,704	$519,939
5.35% Subordinated Notes Due April 15, 2015 (Series A)	99,350	—
Junior Subordinated Deferrable Interest Debentures(1)	34,022	34,022
Other Long-Term Debt	3,664	4,753

Total Long-Term Borrowings	655,740	558,714
Shareholders’ Equity(2)(4)
Common stock, $2.50 par value, 600 million shares authorized, 168.0 million shares issued as of March 31, 2005 and 167.8 million shares issued as of December 31, 2004(3)	336,022	335,604
Additional paid-in capital	999,212	1,000,111
Retained earnings	98,148	77,419
Accumulated other comprehensive (loss) income	(35,698)	(10,133)
Treasury stock (10.7 million shares in 2005 and 2004), at cost	(162,165)	(160,711)

Total Shareholders’ Equity	1,235,519	1,242,290
Total Long Term Borrowings and Shareholders’ Equity	$1,891,259	$1,801,004

(1)	Debentures issued in conjunction with preferred securities.

(2)	On May 5, 2005, Fulton announced that it had entered into an accelerated share repurchase program with Morgan Stanley & Co. Incorporated. Pursuant to the accelerated share repurchase, Fulton repurchased 4,311,500 shares (as adjusted for the five-for-four stock dividend) of its common stock on May 4, 2005.

(3)	Fulton’s shareholders approved an increase in its authorized common stock from 400 million shares to 600 million shares at Fulton’s annual meeting on April 13, 2005.

(4)	Adjusted for stock dividends and stock splits.

THE EXCHANGE OFFER
Purpose And Effect Of The Exchange Offer
      We issued the old notes on March 28, 2005 in a transaction exempt from the registration requirements of the Securities Act. Concurrently, the initial purchasers of the old notes resold the old notes to investors believed to be “qualified institutional buyers” in reliance upon the exemption from registration provided by Rule 144A under the Securities Act.
      As a condition to the initial sale of the old notes, we entered into a registration rights agreement with the initial purchasers of the old notes pursuant to which we agreed to use our best efforts to:

•	file a registration statement relating to a registered exchange offer for the notes with the SEC no later than the 90th day after the date that the old notes were first issued;

•	cause the SEC to declare the registration statement effective under the Securities Act no later than the 150th day after the old notes were first issued; and

•	keep the exchange offer open not less than 20 business days after the date on which notice has been delivered to the holders of the old notes.
      We have agreed to issue and exchange the new notes for all old notes validly tendered and not validly withdrawn prior to the expiration of the exchange offer. A copy of the registration rights agreement is being filed herewith. The filing of the registration statement is intended to satisfy some of our obligations under the registration rights agreement.
      The term “holder” with respect to the exchange offer means any person in whose name old notes are registered on the trustee’s books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose old notes are held of record by DTC who desires to deliver the old notes by book-entry transfer at DTC.
Terms Of The Exchange Offer
      Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept any and all old notes validly tendered prior to 5:00 p.m., Eastern Time, on the expiration date. See “— Expiration Date, Extensions, Terminations and Amendments”, below, for an explanation of how the expiration date may be extended. Upon satisfaction or waiver of all of the conditions to the exchange offer, we will issue, promptly after the expiration date, an aggregate principal amount of up to $100 million of new notes in exchange for a like principal amount of outstanding old notes tendered and accepted in connection with the exchange offer. The new notes issued in connection with the exchange offer will be delivered on the earliest reasonably practicable date following the expiration date. Holders may tender some or all of their old notes in connection with the exchange offer but only in denominations of $100,000 and integral multiples of $1,000 in excess thereof. The exchange is not conditioned upon any number or aggregate principal amount of old notes being tendered.
      The form and terms of the new notes are identical in all material respects to the form and terms of the old notes, except that the new notes will be registered under the Securities Act and will not be subject to the registration rights, liquidated damages provisions and transfer restrictions applicable to the old notes. The new notes will evidence the same debt as the old notes and will be issued under the same indenture and be entitled to the same benefits under that indenture as the old notes being exchanged. Interest on each new note will accrue from the last date on which interest was paid on the old note surrendered in exchange therefor (unless issued after a record date for an interest payment and prior to the related interest payment date, in which case interest will accrue from such interest payment date) or, if no interest has been paid, from the original issue date of the old note. As of the date of this prospectus, $100 million in aggregate principal amount of the old notes is outstanding. Substantially all of the principal amount of the old notes is registered in the name of The Depository Trust Company (“DTC”) or its nominee.

      In connection with the issuance of the old notes, we arranged for the old notes originally purchased by qualified institutional buyers to be issued and transferable in book-entry form through the facilities of DTC. Initially, the new notes will be issued in the form of global notes registered in the name of DTC or its nominee and each beneficial owner’s interest in the global notes will be transferable in book-entry form through DTC. See “Description of the New Notes — Book-Entry, Delivery and Form.”
      Solely for reasons of administration, we have fixed the close of business on August 1, 2005 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. There will be no fixed record date for determining holders of the old notes entitled to participate in the exchange offer.
      Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the requirements of the registration rights agreement and the applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and the related SEC rules and regulations.
      Old notes that are not tendered in the exchange offer, are tendered but not accepted or are tendered but subsequently validly withdrawn in connection with the exchange offer will remain outstanding, will continue to accrue interest and will be entitled to the benefits of the indenture under which they were issued. However, some registration and other rights under the registration rights agreement will terminate, and holders of the old notes generally will not be entitled to any registration rights under the registration rights agreement, subject to limited exceptions. See “Consequences of Failing to Tender Old Notes in the Exchange Offer” and “Shelf Registration Statement.”
      Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept all old notes validly tendered and will issue the new notes promptly after the expiration date. See “Conditions to the Exchange Offer” below.
      If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus, or otherwise, we will return the old notes, without expense, to the tendering holder as promptly as possible after the expiration date. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.
      Holders who tender old notes will be required to pay brokerage commissions or fees, if any. However, subject to the instructions in the letter of transmittal, holders who tender old notes will, in certain circumstances, be required to pay transfer taxes on the exchange of old notes in connection with the exchange offer. We will pay certain other charges and expenses in connection with the exchange offer. See “Fees and Expenses.”
Expiration Date, Extensions, Termination And Amendments
      The expiration date for the exchange offer is 5:00 p.m., Eastern Time, on September 2, 2005, the 20th business day following the mailing date of this prospectus. We may, however, in our sole discretion, extend the period of time that the exchange offer is open, in which case the term “expiration date” for the exchange offer shall mean the latest date and time to which the exchange offer is extended.
      We expressly reserve the right, at any time, to extend the period of time that the exchange offer is open, and delay acceptance for exchange of any old notes, by giving oral or written notice of an extension to the holders of old notes as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us.
      We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes, upon the occurrence of any of the conditions of the exchange offer specified under “— Conditions to the Exchange Offer”, below. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable.

Conditions To The Exchange Offer
      Our obligation to consummate the exchange offer is subject to the following conditions:

•	the exchange offer or the making of any exchange by a holder does not violate applicable law or any applicable interpretation of the staff of the SEC;

•	the tendering of the old notes in accordance with the exchange offer;

•	no action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer, which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer; and

•	each holder of the old notes to be exchanged in the exchange offer shall have represented that:

•	any new notes to be received by the holder will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person to participate in the distribution of the new notes (within the meaning of the Securities Act);

•	the holder is not an “affiliate” of ours as defined in Rule 405 under the Securities Act, or, if the holder is our affiliate, the holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if the holder is not a broker-dealer, the holder is not engaged in, and does not intend to engage in, the distribution of the new notes;

•	if the holder is a broker-dealer, the holder will receive new notes for the holder’s own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities and that the holder will deliver a prospectus in connection with any resale of such new notes; and

•	the holder is not acting on behalf of any person who could not truthfully make the foregoing representations.
      The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.
      If you wish to participate in the exchange offer, you must represent to us in the letter of transmittal or through DTC’s Automated Tender Offer Program (ATOP) that the representations listed above are true and correct. Under existing interpretations of the Securities Act by the staff of the SEC contained in several no-action letters to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that the new notes will generally be freely transferable by holders thereof after the exchange offer without further registration under the Securities Act (subject to certain representations required to be made by each holder, as set forth above). However, any holder who (1) is one of our “affiliates,” (2) intends to participate in the exchange offer for the purpose of distributing the new notes or (3) is a broker-dealer receiving new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, (x) will not be able to rely on the interpretation of the staff of the SEC and (y) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the new notes unless such sale or transfer is made pursuant to an exemption from such requirements.
      We do not intend to seek our own interpretation regarding the exchange offer, and there can be no assurance that the staff of the SEC would make a similar determination with respect to the new notes as it has in other interpretations to other parties, although we have no reason to believe otherwise.
      The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our reasonable discretion, in whole or in part, at any time and from time to time. The failure by us at any time to exercise any of the above rights shall not be considered a waiver of these rights, and these rights shall be considered ongoing rights that may be asserted at any time and from time to time. Our determination of the satisfaction or waiver of these conditions will be made on or before the expiration date. We will not accept any of the old notes for exchange unless all of the conditions listed above have been satisfied or waived prior to the expiration date.
      If we determine in our reasonable discretion that any of the conditions are not satisfied at the expiration date, we may:

•	refuse to accept any old notes and return all tendered old notes to the tendering holders;

•	extend the exchange offer and retain all old notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw these old notes (See “Procedures for Tendering — Withdrawal of Tenders”); or

•	waive unsatisfied conditions relating to the exchange offer and accept all properly tendered old notes which have not been withdrawn.
      Our determination concerning the events described above will be final and binding upon all parties.
PROCEDURES FOR TENDERING
General
      Unless the tender is made in book-entry form or pursuant to the guaranteed delivery procedures described below under “Guaranteed Delivery Procedures,” to tender old notes in the exchange offer a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of it;

•	have the signatures guaranteed if required by the letter of transmittal; and

•	mail or otherwise deliver the letter of transmittal or the facsimile, the old notes, and any other required documents to the exchange agent prior to 5:00 p.m. Eastern Time, on the expiration date.
      The exchange agent will make a request to establish an account with respect to the old notes at DTC’s Book-Entry Transfer Facility for purposes of the exchange offer within two business days after the date of this prospectus. Any institution that is a participant in DTC’s Book-Entry Transfer Facility system may make book-entry delivery of the old notes through DTC’s ATOP. However, the exchange for the old notes so tendered will only be made after a book-entry confirmation of the book-entry transfer of old notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message. The term “agent’s message” means a message, transmitted by the book-entry transfer facility and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC’s Book-Entry Transfer Facility has received an express acknowledgement from a participant tendering old notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant. A letter of transmittal need not accompany tenders offered through ATOP.
      The tender by a holder of old notes will constitute an agreement between us and the holder in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.
      The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old notes should be sent to us. Holders may request their brokers, dealers, commercial banks, trust companies, or nominees to effect the tenders for them.

      Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender its old notes should contact the registered holder promptly and instruct the registered holder to tender the old notes on behalf of the beneficial owner. If the beneficial owner wishes to tender the old notes on its own behalf, the owner must, prior to completing and executing the appropriate letter of transmittal and delivery of its old notes, either make appropriate arrangements to register ownership of the old notes in its name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take a considerable period of time.
      Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an “eligible guarantor institution” as defined in Rule 17Ad-15 under the Exchange Act unless the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.
      If the letter of transmittal is signed by a person other than the registered holder of the old notes, the old notes must be endorsed by the registered holder or accompanied by a properly completed bond power, in each case signed or endorsed in blank by the registered holder.
      If the letter of transmittal or any old notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing and, unless the requirement is waived by us, submit evidence satisfactory to us of their authority to act in that capacity with the letter of transmittal.
      We will determine all questions as to the validity, form, eligibility (including time of receipt), and acceptance and withdrawal of tendered old notes in our sole discretion. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular old notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within a time period determined by us.
      Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of old notes, neither we, the exchange agent nor any other person has any duty to give this notice or will incur any liability for failure to give this notice. Tenders of old notes will not be considered to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.
      In addition, we reserve the right, as set forth above under the caption “The Exchange Offer — Conditions to the Exchange Offer,” to terminate the Exchange Offer with respect to the old notes.
Guaranteed Delivery Procedures
      If the procedures for tendering your old notes described above under “Procedures for Tendering” cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible guarantor institution;

•	prior to the expiration date, the exchange agent receives by facsimile transmission, mail or hand delivery from such eligible guarantor institution a properly completed notice of guaranteed delivery, substantially in the form provided by us (or an agent’s message in lieu thereof), which:

•	sets forth the name and address of the holder of old notes and the amount of old notes tendered;

•	states that the tender is being made thereby; and

•	guarantees that within three New York Stock Exchange, or NYSE, trading days after the expiration date, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, a duly executed letter of transmittal (provided that such letter of transmittal is not required to be delivered if an agent’s message is properly transmitted in lieu of a properly completed notice of guaranteed delivery) and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, a duly executed letter of transmittal (provided that such letter of transmittal is not required to be delivered if an agent’s message is properly transmitted in lieu of a properly completed notice of guaranteed delivery) and all other documents required by the letter of transmittal are received by the exchange agent within three NYSE trading days after the expiration date.
Withdrawal Of Tenders
      Except as otherwise provided in this prospectus, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., Eastern Time, on the expiration date.
      To withdraw a tender of old notes, a telegram, telex, facsimile transmission or letter giving notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., Eastern on the expiration date. Any notice of withdrawal must:

•	specify the name of the person who deposited the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of the old notes;

•	in the case of old notes tendered by book-entry transfer, specify the number of the account at the book-entry transfer facility from which the old notes were tendered and specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility;

•	contain a statement that such holder is withdrawing its election to have such old notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of the old notes into the name of the person withdrawing the tender; and

•	specify the name in which any old notes are to be registered, if different from that of the depositor.
      We will determine all questions as to the validity, form and eligibility (including time of receipt) of withdrawal notices. Any old notes so withdrawn will be considered not to have been validly tendered for purposes of the exchange offer, and no new notes will be issued in exchange for these old notes unless the old notes withdrawn are validly re-tendered. Any old notes that have been tendered but are not accepted for exchange or are withdrawn will be returned to the holder without cost to such holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn old notes may be re-tendered by following one of the procedures described above under the caption “Procedures for Tendering” at any time prior to the expiration date.
Exchange Agent
      Wilmington Trust Company is the exchange agent for the exchange offer. You should direct any questions and requests for assistance regarding the procedures for tendering the old notes, requests for additional copies of this prospectus or of the letter of transmittal, and requests for notice of guaranteed delivery to the exchange agent, addressed as follows:
      By Registered/Certified Mail and Overnight Delivery:

Wilmington Trust Company
1100 North Market Street
Rodney Square North
M/ S 1626
Wilmington, DE 19890
Attn: Alisha Clendaniel
Phone: 302-636-6470
Fax: 302-636-4139
      By Hand:

Wilmington Trust Company
301 W. 11th Street
M/ S 1626
Wilmington, DE 19801
Attn: Alisha Clendaniel
Phone: 302-636-6470
Fax: 302-636-4139
      Facsimile Transmissions (eligible guarantor institutions only)

Wilmington Trust Company
Attn: Alisha Clendaniel
Fax: 302-636-4139
      Wilmington Trust Company also serves as trustee under the indenture relating to the notes.
FEES AND EXPENSES
      We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. We will pay certain other expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent as well as accounting and legal fees.
      Holders who tender their old notes for exchange will not be obligated to pay transfer taxes. However, if new notes are to be issued or delivered to, or if old notes not tendered or exchanged are to be registered in the name of, any persons other than the registered holders of the old notes tendered, or if tendered old notes are registered in the name of any persons other than the persons signing the letter of transmittal, the amount of transfer taxes (whether imposed on the registered holder of the old notes tendered or such other person) payable on account of the transfer to such other person will be billed to the holder of the old notes tendered unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.
ACCOUNTING TREATMENT
      The new notes will be recorded at the same carrying value as the old notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer.
CONSEQUENCES OF FAILING TO TENDER OLD NOTES IN THE EXCHANGE OFFER
      Issuance of the new notes in exchange for the old notes under the exchange offer will be made only after timely receipt by the exchange agent of the old notes, a properly completed and duly executed letter of transmittal, and all other required documents. Therefore, holders desiring to tender old notes in exchange for new notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities to tenders of old notes. Old notes that are not tendered in the exchange offer, are tendered but not accepted or are tendered but subsequently withdrawn will, following completion of the exchange offer, continue to be subject to the existing restrictions upon transfer under the Securities Act, and, upon completion of the exchange offer, certain registration rights under the registration rights agreement will terminate.
      In the event the exchange offer is completed, we generally will not be required to register the remaining old notes, subject to limited exceptions. See “Shelf Registration Statement.” Remaining old notes will continue to be subject to the following restrictions on transfer:

•	the remaining old notes may be resold only if registered pursuant to the Securities Act, if an exemption from registration is available, or if neither registration nor an exemption is required by law, and

•	the remaining old notes will bear a legend restricting transfer in the absence of registration or an exemption.
      We do not intend to register the remaining old notes under the Securities Act. To the extent that old notes are tendered and accepted in connection with the exchange offer, any trading market for remaining old notes could be adversely affected.
SHELF REGISTRATION STATEMENT
      We also may be required to use our reasonable best efforts to file a shelf registration statement to permit certain holders of the old notes who are not eligible to participate in the exchange offer to resell the old notes periodically without being limited by the transfer restrictions. We will be required to file a shelf registration statement only if:

•	there is a change in law, SEC rules or regulations or applicable interpretations thereof by the staff of the SEC, and as a result we are not permitted to complete the exchange offer;

•	the exchange offer registration statement is not declared effective within 150 days of the date the old notes were first issued; or

•	under certain circumstances, we are requested to do so by any initial purchaser.
      The shelf registration statement will permit only certain holders to resell their old notes from time to time. In particular, such holders must:

•	provide specified information in connection with the shelf registration statement; and

•	agree in writing to be bound by all provisions of the registration rights agreement (including the indemnification and contribution obligations).
      We will, in the event of the filing of a shelf registration statement, use our reasonable best efforts to provide to each holder of old notes that are covered by the shelf registration statement copies of the prospectus which is a part of the shelf registration statement and notify each such holder when the shelf registration statement has become effective. A holder who sells old notes pursuant to the shelf registration statement will be required to be named as a selling security holder in the prospectus and to deliver a copy of the prospectus to purchasers. Such holder will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales, and will be bound by the provisions of the registration rights agreement which are applicable to such a holder (including the indemnification and contribution obligations).
      If a shelf registration statement is required, we will use our reasonable best efforts to:

•	file the shelf registration statement with the SEC after such obligation arises;

•	cause the shelf registration statement to be declared effective by the SEC as promptly as practicable; and

•	keep the shelf registration statement effective for a period of two years after the date the shelf registration statement is declared effective, or such shorter period that will terminate when all of the old notes covered by the shelf registration statement are sold thereunder, cease to be outstanding or are already freely tradable.
      Under certain circumstances, we may suspend the availability of the shelf registration statement for certain periods of time, as specified in the registration rights agreement.
LIQUIDATED DAMAGES
      If a Registration Default (as defined below) occurs, then we will be required to pay liquidated damages to each holder of the old notes. We will pay liquidated damages equal to 0.25% per year upon the occurrence of a Registration Default. The amount of liquidated damages will increase by an additional 0.25% per year for each subsequent 90-day period that a Registration Default remains uncured. However, in no event will the rate of liquidated damages exceed 0.50% per year. Such liquidated damages will accrue only for those days that a Registration Default occurs and is continuing. All accrued liquidated damages will be paid to the holders of the old notes in the same manner as interest payments on the old notes, with payments being made on the interest payment dates for the old notes. Following the cure of all Registration Defaults, no more liquidated damages will accrue. You will not be entitled to receive any liquidated damages if you were, at the time the exchange offer was pending and consummated, eligible to exchange, and did not validly tender, or withdrew after validly tendering, your old notes for new notes in the exchange offer.
      A “Registration Default” includes any of the following:

•	we fail to file a registration statement relating to the exchange offer on or before the date specified for such filing;

•	any of the registration statements required by the registration rights agreement are not declared effective by the SEC on or prior to the date specified for such effectiveness;

•	we fail to complete the exchange offer on or prior to the date specified for such completion; or

•	the shelf registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of the notes during the period specified in the registration rights agreement, subject to our right to suspend the availability of the shelf registration statement for certain periods.
REGULATORY REQUIREMENTS
      Following the effectiveness of the registration statement covering the exchange offer, no material federal or state regulatory requirement must be complied with in connection with this exchange offer.
DESCRIPTION OF THE NEW NOTES
      We will issue the new notes, and we issued the old notes, under an indenture dated as of March 28, 2005 between us and Wilmington Trust Company, as trustee. We refer to the indenture, so supplemented, as the indenture. We have issued, and may in the future issue, other series of debt securities under the indenture. The indenture does not limit the amount of debt that we may issue under the indenture or the amount of other unsecured debt or securities that we may issue.
      As described under “The Exchange Offer — Purpose and Effect of the Exchange Offer,” we have agreed to file this registration statement enabling holders to exchange the old notes for the publicly registered new notes. The form and terms of the new notes will be identical in all material respects to the form and terms of the old notes, except that:

•	the new notes will bear a different CUSIP number from the old notes;

•	the new notes will be registered under the Securities Act and therefore will not bear a legend restricting their transfer; and

•	the holders of the new notes will not be entitled to certain rights of the holders of old notes under the registration rights agreement, including provisions which provide for liquidated damages in certain circumstances relating to the timing of the exchange offer.
      The new notes will evidence the same debt as the old notes. The old notes and the new notes will constitute a single issue of securities under the indenture and therefore will vote together as a single class for purposes of determining whether holders of the requisite percentage in aggregate principal amount thereof have taken actions or exercised rights they are entitled to take or exercise under the indenture.
      The following description of the terms of the indenture is a summary. We have summarized only those portions of the indenture and the notes that we believe will be most important to your decision to participate in the exchange offer. You should keep in mind, however, that it is the indenture, and not this summary, which defines your rights as a noteholder. There may be other provisions in the indenture which are also important to you. You should read the indenture for a full description of the terms of the notes. See “Where You Can Find More Information” for information on how to obtain copies of the indenture and the form of the new note.
General
      The notes will be our general unsecured subordinated obligations and will rank equally with all of our other unsecured subordinated obligations from time to time outstanding. The notes will rank junior to all of our existing and future senior indebtedness to the extent and in the manner set forth in the indenture. See “— Subordination.”
      The notes will mature on April 1, 2015. The notes will not be redeemable or subject to any sinking fund for the retirement of principal of the notes prior to maturity.
      The notes will initially be limited to an aggregate principal amount of $100,000,000. We may, without the consent of the holders of the notes, issue an unlimited principal amount of additional notes having identical terms and conditions as the notes. We will only be permitted to issue such additional notes if, at the time of such issuance, we are in compliance with the covenants contained in the indenture. Any additional notes will be part of the same issue as the notes that we are currently offering for exchange and will vote on all matters with the holders of the notes.
Interest
      The notes will bear interest at the annual rate of 5.35% of the principal amount of the notes. Interest will be payable semi-annually in arrears on interest payment dates of April 1 and October 1 of each year to the person in whose name each note is registered at the close of business on the relevant record date, except in the case of defaulted interest. The record dates will be the 15th day of the month immediately preceding the month in which the relevant interest payment date occurs. The first interest payment date for the notes will be October 1, 2005. The period beginning on and including the date the notes are first issued and ending on but excluding October 1, 2005 and each period beginning on and including an interest payment date and ending on but excluding the next interest payment date is an interest period. The amount of interest payable for any interest period will be computed on the basis of a 360-day year of twelve 30-day months.

      Payments not made on the required date will bear additional interest thereon (to the extent permitted by law) at the rate of 5.35% per year, compounded semi-annually, from the last interest payment date for which interest was paid.
      If an interest payment date or the maturity date falls on a day that is not a business day, the payment of principal or interest will be paid on the next business day, with the same force and effect as if made on such date, and no interest on such payments will accrue from and after such date.
Certain Covenants; Limitations On Dividends
      If any event, act or condition is, or with the giving of notice or the lapse of time, or both, would be, an event of default or a default under the indenture, and we have not taken reasonable steps to cure, then we will not:

•	declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock;

•	make any payment of principal of, or interest, on, or repay, repurchase or redeem any of our debt securities that rank equal with or junior to the notes, other than such payments, repayments, repurchases or redemptions of our debt securities that rank equal with the notes that are made on a pro rata basis with payments, repayments, repurchases or redemptions on the notes; or

•	make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries if such guarantee ranks equal with or junior to the notes, other than such payments on guarantees that rank equal with the notes that are made on a pro rata basis with payments on the notes, other than:

•	dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, our common stock;

•	any declaration of a dividend in connection with the implementation of a stockholder’s rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto;

•	as a result of a reclassification of our capital stock or the exchange or conversion of one class or series of our capital stock for another class or series of our capital stock;

•	the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged; and

•	purchases of our common stock related to the issuance of common stock or rights under any of our benefit plans for our directors, officers or employees or any of our dividend reinvestment plans.
Modification; Voting Rights
      From time to time, we, together with the trustee, may, without the consent of the holders of notes, amend the indenture for one or more of the following purposes:

•	to provide for the assumption by a successor corporation of our obligations under the indenture;

•	to add to our covenants and the default provisions for the benefit of the holders of notes;

•	to cure ambiguities, defects or inconsistencies; provided, that any such amendment does not materially adversely affect the interests of the holders of notes;

•	to appoint a successor trustee with respect to the notes;

•	to provide for the issuance of additional notes under the indenture;

•	to qualify and maintain the qualification of the indenture under the Trust Indenture Act;

•	if necessary, to provide for the issuance of the new notes; and

•	to make any other change that does not adversely affect the interests of any holders of notes in any material respect.
      The indenture permits us and the trustee, with the consent of the holders of a majority in aggregate principal amount of the notes, to modify the indenture in a manner affecting the rights of the holders of the notes; provided, that no modification may, without the consent of the holders of each outstanding note affected:

•	change the maturity date, provide for the redemption of the notes prior to the maturity date or reduce the principal amount of the notes;

•	reduce the rate or extend the time of payment of interest;

•	make the principal of or interest on the notes payable in any coin or currency other than that provided in the notes;

•	impair or affect the right of any holder of the notes to institute suit for the payment thereof; or

•	reduce the percentage of the principal amount of the notes, the holders of which are required to consent to any such modification.
      Except as required by law and the indenture, the holders of the notes will have no voting rights.
Events Of Default; Limited Rights Of Acceleration
      The only “events of default” with respect to the notes under the indenture are certain events related to our bankruptcy or insolvency, whether voluntary or involuntary. If an event of default with respect to the notes occurs and is continuing, the principal amount of all of the notes shall become and be immediately due and payable without any declaration or other action on the part of the trustee or any holder of the notes.
      There is no right of acceleration of the payment of principal of the notes upon a “default” in the payment of interest on the notes or in the performance of any of our covenants or agreements contained in the notes or in the indenture. However, upon a default in the payment of principal of or interest on the notes, holders of notes will have a right to institute suit directly against us for the collection of such overdue payment, without first instituting suit against the trustee or any other person.
      The following are “defaults” with respect to the notes:

•	Default in the payment of principal of the notes when due, whether at maturity, by acceleration of maturity or otherwise;

•	default in the payment of interest on the notes when due, which continues for 30 days;

•	default in the performance, or breach, of any other covenant or agreement contained in the notes or the indenture, which continues for 60 days after written notice is given by the trustee or holders of 25% in aggregate principal amount of the notes of any failure to perform.
      If a “default” or an “event of default” occurs and is continuing under the indenture, the trustee or the holders of not less than 25% in aggregate principal amount of the notes outstanding may seek to enforce its rights and the rights of the holders of the notes by appropriate judicial proceedings, which may include demanding payment of any amounts then due and payable on the notes. The trustee and the holders of notes may not accelerate the maturity of the notes upon the occurrence of a default. They may only accelerate the maturity of the notes upon the occurrence of an event of default described above.

Consolidation, Merger And Sale Of Assets
      We will not consolidate with or merge into any other corporation or convey, transfer or lease substantially all of our properties and assets to any person, and no person may consolidate with or merge into us or convey, transfer or lease, substantially all of its properties and assets, unless:

•	if we are the surviving person or if we consolidate with or merge into another person or convey or transfer substantially all of our properties and assets to any person, the successor is organized under the laws of the United States of America or any state or the District of Columbia, and the successor expressly assumes our obligations relating to the notes;

•	immediately after giving effect to the transaction, there exists no “event of default,” and no event which, after notice or lapse of time or both, would become an “event of default”; and

•	other conditions described in the indenture are met.
      The general provisions of the indenture do not protect you against transactions, such as a highly leveraged transaction, that may adversely affect you.
Subordination
      Upon any payment or distribution of our assets to creditors upon our liquidation, dissolution, winding up, reorganization, assignment for the benefit of our creditors, marshaling of our assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding involving us, the allocable amounts in respect of the senior indebtedness must be paid in full before the holders of the notes will be entitled to receive or retain any payment in respect thereof.
      No payments on account of principal or interest in respect of the notes may be made if there is a default in any payment with respect to senior indebtedness, or an event of default exists with respect to any senior indebtedness that results in the acceleration of the maturity of the senior indebtedness, or if any judicial proceeding shall be pending with respect to the default.
      Allocable amounts, when used with respect to any senior indebtedness, means all amounts due or to become due on such senior indebtedness less, if applicable, any amount which would have been paid to, and retained by, the holders of such senior indebtedness (whether as a result of the receipt of payments by the holders of such senior indebtedness from us or any other obligor thereon or from any holders of, or trustee in respect of, other indebtedness that is subordinate and junior in right of payment to such senior indebtedness pursuant to any provision of such indebtedness for the payment over of amounts received on account of such indebtedness to the holders of such senior indebtedness or otherwise) but for the fact that such senior indebtedness is subordinate or junior in right of payment to (or subject to a requirement that amounts received on such senior indebtedness be paid over to obligees on) trade accounts payable or accrued liabilities arising in the ordinary course of business.
      Senior indebtedness means the following, whether now outstanding or subsequently created, assumed or incurred:

•	any of our obligations for money borrowed;

•	any of our obligations evidenced by bonds, debentures, notes or other written instruments;

•	any of our reimbursement obligations under letters of credit, bankers’ acceptances or similar facilities;

•	any of our obligations issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business);

•	any of our capital lease obligations;

•	any of our obligations under any derivative products, including interest rate, foreign exchange rate and commodity forward contracts, options and swaps; and

•	any obligation of the type listed above of another person and any dividends of another person that is guaranteed by us or for which we are responsible or liable for directly or indirectly, as obligor or otherwise;
but does not include (i) the notes or any additional notes issued pursuant to the indenture, (ii) guarantees or junior subordinated debt securities we issue in connection with trust preferred securities of our special purpose entity subsidiaries, that rank on a parity with or junior to the notes, or (iii) other obligations of ours ranking on a parity with or junior to the notes, including our unsecured subordinated debt.
      As of March 31, 2005, we had $0.1 million of senior indebtedness outstanding. The notes and the indenture do not contain any limitation on the amount of senior indebtedness that we or any of our subsidiaries may hereafter incur.
      We are a financial holding company and substantially all of our assets are held by our direct and indirect subsidiaries. We rely on dividends and other payments or distributions from our subsidiaries to pay the interest on our debt obligations (such as the notes), which interest expense was $0.2 million in the first quarter of 2005, and our non-consolidated operating expenses, which were $12.9 million in the first quarter of 2005. Federal and state bank regulations impose certain restrictions on the ability of our bank subsidiaries to pay dividends directly or indirectly to us, to make any extensions of credit to us or certain of our affiliates and from investing in our stock or securities. These regulations also prevent us from borrowing from our bank subsidiaries unless the loans are secured by collateral. See “Risk Factors”. We are a holding company and may not have access to sufficient cash to make payments on the notes; in addition, banking laws and regulations could limit our access to funds from our subsidiary banks.
      Because we are a holding company, our right and the rights of our creditors, including holders of the notes, to participate in any distribution of assets of any of our subsidiaries upon their liquidation, reorganization or otherwise would be subject to the prior claims of creditors of that subsidiary (except to the extent that we are a creditor with a recognized claim). In the event of any such distribution of assets of our bank subsidiaries; due in part to their status as insured depository institutions, the claims of depositors and other general or subordinated creditors would be entitled to priority over claims of shareholders of such bank subsidiary, including us as its parent holding company and any creditor-of ours, such as holders of the notes. As of March 31, 2004, our subsidiaries had $9.9 billion in long-term debt and other obligations that ranked effectively senior to the notes.
Satisfaction And Discharge
      The indenture provides that when, among other things, all notes not previously delivered to the trustee for cancellation:

•	have become due and payable, or

•	will become due and payable at their stated maturity within one year, and we deposit or cause to be deposited with the trustee, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the notes not previously delivered to the trustee for cancellation, for the principal, and interest to April 1, 2015, then the indenture will cease to be of further effect, and we will be deemed to have satisfied and discharged the indenture with respect to the notes. However, we will continue to be obligated to pay all other sums due under the indenture and to provide the officers’ certificates and opinions of counsel described in the indenture.
Defeasance
      We may at any time terminate all of our obligations under the notes and the indenture, except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes. Our obligations will be deemed to have been discharged on the 91st day after the following applicable conditions have been satisfied:

•	we have irrevocably deposited in trust with the trustee or the defeasance agent, if any, money or U.S. government obligations for the payment of principal and interest on the notes to maturity;

•	if the notes are then listed on any national securities exchange, we have delivered to the trustee or defeasance agent an opinion of counsel that our defeasance will not cause the notes to be delisted from such exchange;

•	no default or event of default (or any event which after notice or the lapse of time or both would become a default or an event of default) with respect to the notes shall have occurred and be continuing; and

•	we have delivered to the trustee and the defeasance agent, if any, an opinion of counsel to the effect that holders of the notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such defeasance had not occurred.
Book-Entry, Delivery And Form
      The new notes will be represented by one or more global notes that will be deposited with and registered in the name of DTC or its nominee. We will not issue certificated notes, except in the limited circumstances described below. Unless it is exchanged for certificated notes, a global note may not be transferred except:

•	by DTC (or any successor depositary) to its nominee;

•	by a nominee of DTC to DTC or another nominee of DTC;

•	by DTC or any nominee of DTC to a successor depositary, or a nominee of the successor depositary;

•	by a successor depositary to its nominee;

•	by a nominee of a successor depositary to the successor depositary or another nominee; or

•	by a successor depositary or any nominee of a successor depositary to another successor depositary or its nominee.
      Transfers of ownership interests in the global notes will be effected only through entries made on the books of DTC participants acting on behalf of beneficial owners. You, as the beneficial owner of new notes, will not receive certificates representing ownership interests in the global notes, except in the event that use of the book-entry system for the new notes is discontinued. You will not receive written confirmation from DTC of your exchange. The direct or indirect participants through whom you exchange the notes should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings. The direct and indirect participants are responsible for keeping accurate account of the holdings of their customers like you. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in the global notes.
      So long as DTC or its nominee is the registered owner and holder of the global notes, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the new notes represented by the global notes for all purposes under the indenture relating to the new notes. Except as provided below, you, as the beneficial owner of interests in the global notes, will not be entitled to have new notes registered in your name, will not receive or be entitled to receive physical delivery of new notes in definitive form and will not be considered the owner or holder thereof under the indenture. Accordingly, you, as the beneficial owner, must rely on the procedures of DTC and, if you are not a DTC participant, on the procedures of the DTC participants through which you own your interest, to exercise any rights of a holder under the indenture.

      We will issue definitive notes in exchange for the global notes if (1) DTC or a successor depositary is at any time unwilling, unable or ineligible to continue as depositary for the global notes or (2) an event of default has occurred with respect to the new notes and is continuing. In addition, we may at any time and in our sole discretion determine not to have the new notes represented by one or more global notes. If that occurs, we will issue definitive notes in exchange for the global notes.
      Further, we may specify that you may, on terms acceptable to us, the trustee and the depositary, receive definitive notes in exchange for your beneficial interest in a global note. In that instance, you will be entitled to physical delivery of definitive notes equal in principal amount to that beneficial interest and to have the new notes registered in your name.
      Neither we, the trustee, nor any other agent of ours or agent of the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in global notes or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests. DTC’s practice is to credit the accounts of DTC’s direct participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in a security as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on the payment date. Beneficial owners may experience delays in receiving distributions on their new notes because distributions will initially be made to DTC and they must be transferred through the chain of intermediaries to the beneficial owner’s account. Payments by DTC participants to you will be the responsibility of the DTC participant and not of DTC, the trustee or us. Accordingly, we and any paying agent will have no responsibility or liability for: (1) any aspect of DTC’s records relating to, or payments made on account of, beneficial ownership interests in notes represented by a global securities certificate; (2) any other aspect of the relationship between DTC and its participants or the relationship between those participants and the owners of beneficial interests in a global securities certificate held through those participants; or (3) the maintenance, supervision or review of any of DTC’s records relating to those beneficial ownership interests.
      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
      We have been informed that, under DTC’s existing practices, if we request any action of holders of notes, or an owner of a beneficial interest in a global note such as you desires to take any action which a holder of notes is entitled to take under the indenture, DTC would authorize the direct participants holding the relevant beneficial interests to take such action, and those direct participants and any indirect participants would authorize beneficial owners owning through those direct and indirect participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.
Denominations, Registration And Transfer
      The new notes will be exchangeable for other notes, in any authorized denominations, of a like aggregate principal amount. You may present new notes for exchange, or for registration of transfer, at the office of the registrar for the notes under the indenture or at the office of any transfer agent we designate for that purpose. You will not incur a service charge but you must pay any taxes and other governmental charges as described in the indenture. We have appointed the trustee as a registrar and transfer agent for the notes under the indenture. We may at any time rescind the designation of any transfer agent that we initially designate or approve a change in the location through which the transfer agent acts. We may at any time designate additional transfer agents.
Payment And Paying Agents
      We will pay principal and interest on your new notes at the office of the trustee in Wilmington, Delaware, or at the office of any paying agent that we may designate.

      We will pay any interest on the new notes to the registered owner of the new notes at the close of business on the record date for the interest, except in the case of defaulted interest. We may at any time designate additional paying agents or rescind the designation of any paying agent.
      Any moneys deposited with the trustee or any paying agent, or then held by us in trust, for the payment of the principal of and interest on any new note that remains unclaimed for two years after the principal or interest has become due and payable will, at our request, be repaid to us. After repayment to us, you are entitled to seek payment only from us as a general unsecured creditor.
Governing Law
      The indenture is, and the new notes will be, governed by and construed in accordance with the laws of the State of New York.
The Trustee
      Wilmington Trust Company is trustee under the indenture. Wilmington Trust Company also is the exchange agent for the exchange offer.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
      The following discussion is a summary of the material U.S. federal income tax consequences relevant to the exchange of old notes for new notes in the exchange offer and the ownership and disposition of the new notes by holders who acquire the new notes pursuant to the exchange offer. This discussion does not purport to be a complete analysis of all potential tax considerations relating to the new notes. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances. The discussion also does not address the U.S. federal income tax consequences of holders subject to special treatment under U.S. federal income tax laws, such as certain controlled foreign corporations, passive foreign investment companies, banks, thrifts, regulated investment companies, real estate investment trusts, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, tax-exempt organizations, partnerships and pass-through entities, persons that hold the new notes as part of a straddle, a hedge against currency risk, a conversion transaction, or an integrated or other risk reduction transaction, or persons that have a functional currency other than the U.S. dollar. Moreover, neither the effect of any applicable state, local or foreign tax laws nor the possible application of federal estate and gift taxation or the alternative minimum tax is discussed. In addition, this discussion is limited to initial holders who purchased old notes for cash at original issue and at their “issue price” within the meaning of Section 1273 of the Code (i.e., the first price at which a substantial amount of notes are sold for cash). This discussion deals only with notes that are held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).
      If a partnership or other entity treated for tax purposes as a partnership holds new notes, the tax treatment of a partner thereof generally will depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisor as to the tax consequences of the partnership of owning and disposing of the new notes.
      We have not sought and will not seek any rulings from the Internal Revenue Service (“IRS”) with respect to the matters discussed below. This discussion is based upon the Code, existing and proposed regulations thereunder, IRS rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis. The discussion herein does not foreclose the possibility of a contrary decision by the IRS or a court of competent jurisdiction, or of a contrary position by the IRS or Treasury Department in regulations or rulings issued in the future.

Holders of old notes should consult their own tax advisors regarding the application of U.S. federal tax laws, as well as the tax laws of any state, local, or foreign jurisdiction, to the exchange offer (and to holding and disposing of the new notes) in light of their particular circumstances.

Exchange Offer
      The exchange of old notes for the new notes under the terms of the exchange offer will not constitute a taxable exchange. As a result, (1) a holder will not recognize taxable gain or loss as a result of exchanging old notes for the new notes under the terms of the exchange offer, (2) the holder’s holding period of the new notes will include the holding period of the old notes exchanged for the new notes, and (3) a holder’s adjusted tax basis in the new notes will be the same as the adjusted tax basis, immediately before the exchange, of the old notes exchanged for the new notes.
United States Holders
      As used herein, “United States Holder” means a beneficial owner of the new notes who or that is:

•	an individual that is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more United States persons has the authority to control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, was treated as a United States person prior to such date and has elected to continue to be treated as a United States person.

Interest
      Payments of stated interest on the new notes generally will be taxable to a United States Holder as ordinary income at the time that such payments are received or accrued, in accordance with such United States Holder’s method of accounting for U.S. federal income tax purposes.

Additional Payments
      On an optional redemption, we may be obligated to pay amounts in excess of stated interest or principal on the new notes. According to Treasury Regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a United States Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. As we believe that the likelihood that we will be obligated to make any such payments is remote, we do not intend to treat the potential payment of a premium pursuant to the optional redemption as part of the yield to maturity of any new notes. Our determination that these contingencies are remote is binding on a United States Holder, unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations, but is not binding on the IRS. Were the IRS to challenge this determination, a United States Holder might be required to accrue income on its new notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a new note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a United States Holder.

Sale or Other Taxable Disposition of the New Notes
      In general, a United States Holder will recognize gain or loss on the sale, exchange (other than in a tax-free transaction), redemption, retirement or other taxable disposition of a new note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as ordinary income if not previously included in such holder’s income) and the United States Holder’s adjusted tax basis in the new note. A United States Holder’s adjusted tax basis in a new note generally will be the same as the United States Holder’s adjusted tax basis, immediately before the exchange, of the old note exchanged for the new note. This gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the United States Holder’s holding period for the new note is more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss. The deductibility of any capital loss is subject to limitation.

Backup Withholding and Information Reporting
      In general, information reporting requirements will apply to payments of interest and principal on the new notes to United States Holders and the receipt of proceeds upon the sale or other disposition of new notes by United States Holders. A United States Holder may be subject to a backup withholding tax. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to information reporting and backup withholding. A United States Holder will be subject to this backup withholding tax if such holder is not otherwise exempt and such holder:

•	fails to furnish its taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number;

•	furnishes an incorrect TIN;

•	is notified by the IRS that it has failed to properly report payments of interest or dividends; or

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the United States Holder that it is subject to backup withholding.
      United States Holders should consult their tax advisor regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.
      We will furnish annually to the IRS, and to record holders of the new notes to whom we are required to furnish such information, information relating to the amount of interest paid and the amount of tax withheld, if any, with respect to payments on the new notes.
Non-United States Holders
      The following summary is a general description of certain United States federal income tax consequences to a non-United States Holder (which, for purposes of this discussion, means a holder of a new note that is an individual, corporation or other entity taxable as a corporation for United States federal income tax purposes, estate or trust and not a United States Holder as defined above).

Interest Payments
      United States tax law generally imposes a withholding tax of 30% in respect of interest payments to foreign holders if such interest is not effectively connected with the non-United States Holder’s conduct of a U.S. trade or business. Subject to the discussions of “— Backup Withholding and Information Reporting” below, interest paid to a non-United States Holder will not be subject to U.S. federal withholding tax of 30% (or, if applicable, a lower treaty rate), provided that:

•	such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all of our classes of stock;

•	such holder is not a controlled foreign corporation that is directly or indirectly related to us through stock ownership;

•	such holder is not a bank that received such note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	either (1) the non-United States Holder certifies in a statement provided to us or our paying agent, under penalties of perjury, that it is not a “United States person” within the meaning of the Code and provides its name and address (generally on IRS Form W-8 BEN), or (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the exchange notes on behalf of the non-United States Holder certifies to us or our paying agent under penalties of perjury that it has received from the non-United States Holder a statement, under penalties of perjury, that such holder is not a “United States person” and provides us or our paying agent with a copy of such statement or (3) the non-United States Holder holds its new notes through a “qualified intermediary” and certain conditions are satisfied.

      Even if the above conditions are not met, a non-United States Holder may be entitled to a reduction in, or exemption from, withholding tax on interest under a tax treaty between the United States and the non-United States Holder’s country of residence. To claim a reduction or exemption under a tax treaty, a non-United States Holder must generally complete IRS Form W-8 BEN and claim the reduction or exemption on the form.
      The certification requirements described above may require a non-United States Holder that provides an IRS form, or that claims the benefit of an income tax treaty, to also provide its U.S. taxpayer identification number.
      Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

Sale or Other Taxable Disposition of Exchange Notes
      Subject to the discussion of “— United States Trade or Business” below, a non-United States Holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of a new note. However, a non-United States Holder may be subject to tax on such gain if such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

United States Trade or Business
      If interest or gain from a disposition of the new notes is effectively connected with a non-United States Holder’s conduct of a U.S. trade or business (and, if an income tax treaty applies and the non-United States Holder maintains a U.S. “permanent establishment” to which the interest or gain is generally attributable), the non-United States Holder may be subject to U.S. federal income tax on the interest or gain on a net basis in the same manner as if it were a United States Holder. If interest income received with respect to the new notes is taxable on a net basis, the 30% withholding tax described above will not apply (assuming an appropriate certification is provided). A foreign corporation that is a holder of a new note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty.

Backup Withholding and Information Reporting
      Generally, we must report to the IRS and to each non-United States Holder the amount of interest paid to such non-United States Holder and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the non-United States Holder resides under the provisions of an applicable income tax treaty. Backup withholding generally will not apply to payments of principal and interest made by us or our paying agent on a new note to a non-United States Holder if the non-United States Holder has provided the required certification that it is not a United States person (provided that neither we nor our agents have actual knowledge or reason to know that the holder is a United States person).
      Information reporting and, depending on the circumstances, backup withholding may apply to the proceeds of a sale of new notes made within the United States or conducted through certain United States-related financial intermediaries, unless the non-United States Holder certifies under penalties of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that the non-United States Holder is a United States person), or the non-United States Holder otherwise establishes an exemption.
      Non-United States Holders should consult their own tax advisors regarding application of withholding and backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury Regulations. In this regard, the current Treasury Regulations provide that a certification may not be relied on if we or our agent (or other payor) knows or has reasons to know that the certification is false. Any amounts withheld under the backup withholding rules from a payment to a non-United States Holder will be allowed as a credit against the holder’s U.S. federal income tax liability or may be claimed as a refund, provided the required information is furnished timely to the IRS.
ERISA CONSIDERATIONS
      The following is a general summary based upon provisions of The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), and related regulations and administrative interpretations as of the date hereof. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, administrative regulations, rules or administrative pronouncements will not significantly modify the requirements summarized herein. Any such changes may be retroactive and may thereby apply to transactions entered into prior to the date of the enactment or release of any such change.
EACH PROSPECTIVE PURCHASER THAT MAY BE SUBJECT TO ERISA OR TO SECTION 4975 OF THE CODE IS URGED TO CONSULT WITH ITS OWN COUNSEL ABOUT THE POTENTIAL CONSEQUENCES OF AN INVESTMENT IN THE NOTES UNDER SUCH LAWS.
      ERISA imposes certain requirements on “employee benefit plans” (as defined in Section 3(3) of ERISA) subject to ERISA, including entities such as collective investment funds whose underlying assets include the assets of such plans (collectively, “ERISA Plans”), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the ERISA Plan. The prudence of a particular investment must be determined by the responsible fiduciary of an ERISA Plan by taking into account the ERISA Plan’s particular circumstances and all of the facts and circumstances of an investment in a note including, but not limited to, the matters discussed above under “Risk Factors” and the fact that in the future there may be no market in which such ERISA Plan will be able to sell or otherwise dispose of any note it may purchase.
      Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (“Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“Parties in Interest”) with respect to certain Plans. As a result of our business we, or our affiliates, may be a Party in Interest with respect to certain Plans. Where we are a Party in Interest with respect to a Plan, the purchase and holding of the notes by or on behalf of the Plan may be a prohibited transaction under Section 406(a)(l) of ERISA and Section 4975(c)(l) of the Code, unless exemptive relief were available under an applicable administrative exemption (as described below) or there was some other basis on which the transaction was not prohibited.
      Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under Prohibited Transaction Class Exemption (“PTCE”) 96-23, 95-60, 91-38, 90-1 or 84-14 issued by the U.S. Department of Labor or there is some other basis on which the purchase and holding of the notes by the Plan Asset Entity is not prohibited. Any purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase and holding thereof that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing the notes on behalf of or with “plan assets” of any Plan or (b) its purchase and holding of the notes is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or such purchase and holding is otherwise not prohibited.
      Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) or ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to these “prohibited transaction” rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or documents.
      Due to the complexity of the applicable rules, it is particularly important that any Plan fiduciaries or other persons proposing to cause a Plan to purchase notes should consult with their legal counsel regarding the relevant provisions of ERISA and the Code and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14.
      The sale of any notes to a Plan is in no respect a representation by any party or entity that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.
PLAN OF DISTRIBUTION
      Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities.
      We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      For a period of 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that reasonably requests such documents in the letter of transmittal. We have agreed to pay certain expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify certain holders of the notes against certain liabilities, including liabilities under the Securities Act.
      Based on interpretations by the staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder of such new notes, other than any such holder that is a broker-dealer or an “affiliate” of us within the meaning of Rule 405 under the

Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	such new notes are acquired in the ordinary course of business,

•	at the time of the commencement of the exchange offer such holder has no arrangement or understanding with any person to participate in a distribution of such new notes, and

•	such holder is not engaged in, and does not intend to engage in, a distribution of such notes.
      We have not sought, and do not intend to seek, a no-action letter from the SEC with respect to the effects of the exchange offer, and there can be no assurance that the staff of the SEC would make a similar determination with respect to the new notes as it has in such no-action letters.
LEGAL OPINIONS
      The validity of the new notes offered hereby has been passed upon for us by Thacher, Proffitt & Wood LLP.
EXPERTS
      The consolidated financial statements of Fulton Financial Corporation as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
      The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, contains an explanatory paragraph that states Fulton Financial Corporation acquired First Washington FinancialCorp. on December 31, 2004, and management excluded from its assessment of the effectiveness of Fulton Financial Corporation’s internal control over financial reporting as of December 31, 2004, First Washington FinancialCorp.’s internal control over financial reporting associated with total assets of approximately $585 million and total revenues of $0 included in the consolidated financial statements of Fulton Financial Corporation as of and for the year ended December 31, 2004. The audit of internal control over financial reporting of Fulton Financial Corporation also excluded an evaluation of the internal control over financial reporting for First Washington FinancialCorp.
WHERE YOU CAN FIND MORE INFORMATION
      Fulton is subject to the informational requirements of the Securities Exchange Act of 1934, and files reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, proxy statements and other information that Fulton files at the Securities and Exchange Commission’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. Fulton’s Securities and Exchange Commission filings are also available on the Securities and Exchange Commission’s Internet site at http://www.sec.gov. You can also inspect reports, proxy statements and other information concerning Fulton at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Additionally, Fulton’s Internet site is www.fult.com.

INCORPORATION BY REFERENCE
      As permitted by the SEC, the following documents are incorporated by referenced in this document:

•	Annual Report on Form 10-K, filed March 16, 2005, for the year ended December 31, 2004;

•	Quarterly Report on Form 10-Q, filed May 10, 2005, for the period ended March 31, 2005;

•	Current Reports on Form 8-K filed: January 3, 2005, January 12, 2005, January 18, 2005, March 2, 2005, March 16, 2005, March 22, 2005, March 24, 2005, March 31, 2005, April 13, 2005, May 5, 2005, June 9, 2005, June 15, 2005, June 24, 2005, June 27, 2005, July 1, 2005, July 5, 2005, July 19, 2005, July 26, 2005, July 27, 2005 and July 29, 2005.

      All documents filed by Fulton pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this document and prior to the date of the special meeting are also are incorporated by reference into this document and will be deemed to be a part hereof from the date of filing of such documents.
      Any statement contained in a document that is incorporated by reference will be deemed to be modified or superseded for all purposes to the extent that a statement contained herein (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or is contrary to that previous statement.
      We may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the Securities and Exchange Commission. Documents incorporated by reference are available from Fulton without charge, excluding all exhibits unless we have specifically incorporated an exhibit into this document by reference. You may obtain documents incorporated by reference in this document, by requesting them in writing or by telephone from: Fulton Financial Corporation, One Penn Square, Lancaster, PA 17604, Attention: Mark A. Crowe (telephone number (717) 291-2411). In order to ensure timely delivery of such documents, any request should be made by August 26, 2005.

$100,000,000
OFFER TO EXCHANGE UP TO $100,000,000 AGGREGATE PRINCIPAL AMOUNT OF OUR 5.35% SUBORDINATED NOTES DUE APRIL 1, 2015 (SERIES B), WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, FOR ANY AND ALL OF THE $100,000,000 AGGREGATE PRINCIPAL AMOUNT OF OUR OUTSTANDING UNREGISTERED 5.35% SUBORDINATED NOTES DUE APRIL 1, 2015 (SERIES A)

PROSPECTUS

          UNTIL 25 CALENDAR DAYS AFTER THE DATE OF THIS PROSPECTUS, ALL DEALERS THAT EFFECT TRANSACTIONS IN THE NOTES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS’ OBLIGATIONS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
August 5, 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.
      Pennsylvania law provides that a Pennsylvania corporation may indemnify directors, officers, employees and agents of the corporation against liabilities they may incur in such capacities for any action taken or any failure to act, whether or not the corporation would have the power to indemnify the person under any provision of law, unless such action or failure to act is determined by a court to have constituted recklessness or willful misconduct. Pennsylvania law also permits the adoption of a bylaw amendment, approved by shareholders, providing for the elimination of a director’s liability for monetary damages for any action taken or any failure to take any action unless (1) the director has breached or failed to perform the duties of his office and (2) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.
      The bylaws of Fulton Financial provide for (1) indemnification of directors, officers, employees and agents of the registrant and its subsidiaries and (2) the elimination of a director’s liability for monetary damages, to the fullest extent permitted by Pennsylvania law.
      Directors and officers are also insured against certain liabilities for their actions, as such, by an insurance policy obtained by Fulton Financial.

Item 21.	Exhibits and Financial Statement Schedules.
      (a) Exhibits.
      See Exhibit Index.
      (b) Financial Statement Schedules.
      None required.

Item 22.	Undertakings.
      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any fact or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
      PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed by registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
      (d) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.
      (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the bylaws of the registrant, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
      (g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
      Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lancaster, Commonwealth of Pennsylvania, on this 2nd day of August, 2005.

FULTON FINANCIAL CORPORATION

By: /s/ R. Scott Smith, Jr.

R. Scott Smith, Jr.

Title: President and Chief Operating Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to this Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

* /s/ Jeffrey G. Albertson Jeffrey G. Albertson	Director	August 2, 2005

* /s/ Donald M. Bowman, Jr. Donald M. Bowman, Jr.	Director	August 2, 2005

* /s/ Beth Ann L. Chivinski Beth Ann L. Chivinski	Executive Vice President and Controller (Principal Accounting Officer)	August 2, 2005

* /s/ Craig A. Dally Craig A. Dally	Director	August 2, 2005

*/s/ R. Scott Smith, Jr. R. Scott Smith, Jr., attorney-in-fact

Signature	Capacity	Date

* /s/ Clark S. Frame Clark S. Frame	Director	August 2, 2005

* /s/ Patrick J. Freer Patrick J. Freer	Director	August 2, 2005

* /s/ Rufus A. Fulton, Jr. Rufus A. Fulton, Jr.	Chairman of the Board, Chief Executive Officer, and Director (Principal Executive Officer)	August 2, 2005

* /s/ Eugene H. Gardner Eugene H. Gardner	Director	August 2, 2005

George W. Hodges	Director	August 2, 2005

* /s/ Carolyn R. Holleran Carolyn R. Holleran	Director	August 2, 2005

* /s/ Clyde W. Horst Clyde W. Horst	Director	August 2, 2005

* /s/ Thomas W. Hunt Thomas W. Hunt	Director	August 2, 2005

Willem Kooyker	Director	August 2, 2005

* /s/ Donald W. Lesher, Jr. Donald W. Lesher, Jr.	Director	August 2, 2005

* /s/ Joseph J. Mowad, M.D. Joseph J. Mowad, M.D.	Director	August 2, 2005

* /s/ R. Scott Smith, Jr. R. Scott Smith, Jr., attorney-in-fact

Signature	Capacity	Date

* /s/ Charles J. Nugent Charles J. Nugent	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 2, 2005

* /s/ Abraham S. Opatut Abraham S. Opatut	Director	August 2, 2005

* /s/ Mary Ann Russell Mary Ann Russell	Director	August 2, 2005

John O. Shirk	Director	August 2, 2005

/s/ R. Scott Smith, Jr. R. Scott Smith, Jr.	President, Chief Operating Officer and Director	August 2, 2005

* /s/ Gary A. Stewart Gary A. Stewart	Director	August 2, 2005

*/s/ R. Scott Smith, Jr. R. Scott Smith, Jr., attorney-in-fact

EXHIBIT INDEX

Exhibit
No.	Description

4.1	Indenture, dated as of March 28, 2005, between Fulton Financial Corporation (“Fulton”) and Wilmington Trust Company as Trustee (incorporated herein by reference to Exhibit 4.1 to Fulton’s Form 8-K Current Report, filed March 31, 2005).

4.2	Registration Rights Agreement, dated as of March 28, 2005, between Fulton, Sandler O’Neil and the other initial purchasers named therein (incorporated by reference to Exhibit 4.2 to Fulton’s Form 8-K Current Report, filed March 31, 2005).

4.3	Form of 5.35% Subordinated Note due April 1, 2015 (Series B), included in Exhibit 4.1.

5.1	Opinion of Thacher, Proffitt & Wood LLP re: Legality

12.1	Statement Re: Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of KPMG LLP

23.2	Consent of Thacher, Proffitt & Wood LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included as part of the Signature Page)

25.1	Statement of Eligibility under the Trust Indenture Act of 1939 of Wilmington Trust Company, as Trustee

99.1	Form of Letter of Transmittal

99.2	Form of Notice of Guaranteed Delivery

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

99.4	Form of Letter to Clients